PIKE ELECTRIC CORPORATION, P.O. BOX 868, 1OO PIKE WAY, MOUNT AIRY, NC 27030 TELEPHONE: 336 789-2171

Confidential Treatment Has Been Requested by Pike Electric Corporation pursuant to 17 CFR 200.83. Asterisks denote such omissions.

January 11, 2013

VIA EDGAR AND FACSIMILE

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 7010

Washington, D.C. 20549

Re:	Pike Electric Corporation

Form 10-K for the fiscal year ended June 30, 2012

Filed September 5, 2012

Form 10-Q for the quarterly period ended September 30, 2012

Filed November 6, 2012

File No. 1-32582

Dear Mr. Cash:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated December 20, 2012 addressed to Pike Electric Corporation (the “Company”) with respect to the above referenced filings. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s responses to each such comment following.

Form 10-K for the fiscal year ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

EBITDA U.S. GAAP Reconciliation, page 37

1.	We note your references to liquidity measures and cash flow from operating activities. Please revise future annual and quarterly filings to either delete these references or to also include a reconciliation of EBITDA to operating cash flows. Reference Item 10(e) of Regulation S-K.

The Staff’s comment has been duly noted. In future filings, the Company will delete the references to liquidity measures and cash flow from operations.

January 11, 2013

Form 10-Q for the quarterly period ended September 30, 2012

Note 13. Business Segment Information, page 15

2.	We note that the changes you have made in your reportable segments. Please provide us with a specific and comprehensive discussion of how you have defined your operating segments and then aggregated them into your reportable segments. In this regard, it is unclear if your four business units represent your operating segments. In addition, please tell us if and how you have redefined your reporting units. In order for us to more fully understand your analysis, please provide us with copies of the reports provided for your chief operating decision maker at September 30, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CODM. Reference ASC 280 and 350.

In response to the Staff’s request, the Company advises the Staff that it has sent to the Staff via overnight courier on January 10, 2013 paper copies of reports provided to the Company’s chief operating decision maker (“CODM”) at September 30, 2012 and certain related materials (collectively, the “Supplemental Materials”). We have respectfully requested confidential treatment for these reports pursuant to Rule 83 of the Commission’s Rules of Practice and, pursuant to Rule 12b-4 of the Exchange Act of 1934, as amended, we also have requested this information be returned to the Company promptly after the Staff’s review thereof. In our below response to the Staff’s comment, we will refer to the Supplemental Materials in an effort to assist the Staff in its review. In addition, to assist the Staff in its review of the Supplemental Materials, we have provided descriptions of the reports as part of our response below to the second part of the Staff’s comment.

Below is our response to the first part of the Staff’s comment: Please provide us with a specific and comprehensive discussion of how you have defined your operating segments and then aggregated them into your reportable segments. In this regard, it is unclear if your four business units represent your operating segments.

Event Impacting Change in Reportable Segment Structure

On July 2, 2012, a subsidiary of the Company acquired Synergetic Design Holdings, Inc., a non-operating holding company, and its wholly-owned subsidiary, UC Synergetic, Inc., (together, “UCS”). UCS provides engineering and consulting services focusing on the design of power delivery systems, storm assessment and inspection, and the design of wireline and wireless telecommunications systems. The Company’s acquisition of UCS significantly increased the size and scope of the Company’s overall engineering operations when considered with the Company’s legacy engineering operations. Prior to the UCS acquisition, the legacy engineering operations had revenue and operating income that was less than 10% of the Company’s consolidated revenues and operating income.

Due to the significantly increased size and scope of the Company’s combined engineering services, J. Eric Pike, Chairman of the Board, Chief Executive Officer and President of the Company (the “CEO”) and the Company’s CODM as determined by the Company in accordance with ASC-10-50-5 as described below, determined that he would be actively involved in the strategic planning necessary to assimilate, and ultimately integrate, the engineering operations.

Subsequent to its acquisition, the Company changed the manner in which it manages its business which resulted in changes to its segment reporting as more fully described below.

January 11, 2013

Determination of Operating Segments

In the prior fiscal year, the Company reported as one operating and reportable segment. Beginning with the first quarter of fiscal 2013 and in conjunction with the UCS acquisition discussed above, the Company has now identified four operating segments which are: (1) Construction, (2) the Company’s legacy siting, permitting, engineering and design of power delivery systems services, provided by Pike Energy Solutions, LLC and its wholly owned subsidiary, Pike Energy Solutions, Inc. (together, “PES”), (3) the engineering and design of power delivery systems, including storm assessment and inspection services provided by UCS (“UCS-ED”), and (4) the engineering and design of wireline and wireless telecommunication delivery systems provided by UCS (“UCS-Telecom”). UCS-ED and UCS-Telecom are divisions within the UCS legal entity which was acquired by the Company on July 2, 2012, as discussed above. The only change in the current fiscal year from the prior fiscal year reportable segment presentation, beyond the addition of UCS-ED and UCS-Telecom, is the movement of the legacy engineering operations to a separate operating segment. The Construction segment now only includes the Company’s transmission, distribution and substation (“TDS”) construction services provided by the legacy entities Pike Electric, LLC (“PELLC”), Klondyke Construction, LLC (“Klondyke”) and Pine Valley Power, Inc. (“PVP”).

As part of the Company’s strategic plan to assimilate, merge and integrate PES and UCS and their respective operations, discrete financial information will be prepared and regularly reviewed by the CODM, for each of its four operating segments. In addition, the CODM is a member of the UCS Board of Directors (“BOD”). As a result, the Company concluded that Construction PES, UCS-ED and UCS-Telecom, should be designated as separate operating segments at September 30, 2012 in accordance with ASC 280-10-50-1.

Determination of Chief Operating Decision Maker

As noted above, in accordance with ASC 280-10-50-5, the Company has identified the CEO as the Company’s CODM. The CEO is actively involved in and, with the Company’s Board of Directors, is the final decision maker for all major decisions regarding overall resource allocations, performance assessment and strategy for the Company and its subsidiaries as a whole, including, but not limited to, acquisitions, divestitures, new product and service offerings, entering into new jurisdictions, and capital transactions.

Each division within the operating segments reports to a divisional president. The divisional presidents report to the Company’s Executive Vice President-Operations (“EVP-Operations”) who in-turn reports to the CODM. The EVP-Operations reviews the discrete financial information that is produced on a regular basis for the divisions.

The CODM is responsible for the final overall decision making and resource allocation for the four operating segments, but not at the divisional level.

Review of Operating Results

The CODM regularly reviews operating results for the four operating segments in a capacity to make decisions about resources to be allocated individually to the operating segments or to assess their individual performance.

January 11, 2013

Please refer to Tabs 1, 2 and 3 of the Supplemental Materials for copies of reports provided or available to the CODM for September 30, 2012 financial reporting purposes.

Compensation Considerations

The CEO and the Company’s BOD Compensation Committee have reviewed divisional operating income information for fiscal 2012 and fiscal 2013, safety incident rates and personal goal achievement on a quarterly basis during the Management Incentive Program (“MIP”) Performance Metrics and Targets” presentation. These are the components of the Company’s MIP bonus plan and certain information is required to be communicated so that the CEO and the BOD Compensation Committee can understand accrued MIP bonuses at each quarter-end and fulfill their fiduciary responsibilities. The MIP targets, levels and payouts to specific individuals within each of the respective divisions are developed, determined and approved by the respective divisional presidents. The MIP targets, levels and payout are then reviewed by the respective divisional BOD and submitted to the CEO for approval prior to submitting to the Company’s BOD Compensation Committee for final approval. As a result of the Company’s new segment reporting structure, the Company will provide the CEO and the Company’s BOD Compensation Committee with MIP Performance Metrics for Construction and All Other Operations (which will include UCS in aggregate and PES) commencing with the fiscal second quarter.

The CODM is involved with setting compensation, performance and certain incentive targets for the Company’s “named executive officers” as such term is defined in Item 402 of Regulation S-K (the “NEOs”). The Company’s NEO’s at September 30, 2012 were the CEO, EVP-Operations, EVP-CFO, SVP-Human Resources and President PELLC.

Aggregation Threshold Considerations

The Company evaluated the PES, UCS-ED and UCS-Telecom operating segments to determine if they could be aggregated into one reportable segment at September 30, 2012. In applying the aggregation guidance of ASC 280-10-50-11, the five criteria are not met between PES, UCS-Telecom and UCS-ED as criteria a. b. and d. are not met. In comparing UCS-Telecom, UCS-ED and PES, PES provides engineering services primarily for transmission and substation projects under fixed price arrangements and master service agreements (“MSA”). For comparison, UCS-ED provides engineering services primarily for distribution with relatively smaller amounts of transmission and storm primarily under MSA. UCS-Telecom provides engineering services for telecommunications projects primarily under MSA. Accordingly, the nature of the services between UCS-Telecom, UCS-ED and PES differ, types of customers differ (utilities versus telecommunication carriers), and methods used to provide their services (fixed price versus MSA) and the nature of the regulatory environment are different.

In applying the aggregation guidance of ASC 280-10-50-11, the gross margins, based upon the fiscal 2013 budget, for PES is [**]%. UCS-ED gross margins are budgeted to be [**]% while UCS-Telecom gross margins are budgeted to be [**]%. This range of margin percentages is expected to continue for the foreseeable future. Accordingly, PES, UCS-ED and UCS-Telecom are determined to not have similar economic characteristics.

Based upon the forgoing discussion, PES, UCS-ED and UCS-Telecom fail to meet the aggregation criteria (nor a majority of the criteria) set forth in ASC 280-10-50-11.

Confidential Treatment Requested by Pike Electric Corporation (PEC-01)

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. § 200.83)

January 11, 2013

Quantitative Threshold Considerations

The Company evaluated quantitative thresholds in accordance with ASC 280-10-50-12 at September 30, 2012 to determine which of the Company’s operating segments identified above (i.e., Construction, PES, UCS-ED and UCS-Telecom) required separate identification as reportable segments for financial reporting purposes.

Based on the Company’s analysis, only Construction required identification as a reportable segment in accordance with ASC 280-10-50-14 for financial reporting purposes, due to its fiscal 2013 forecasted revenues and operating income of [**]% and [**]%, respectively. PES, UCS-ED and UCS-Telecom do not individually have fiscal 2013 revenues or operating income forecasted to be greater than 10%. In addition, the Company’s balance sheet that is included in the discrete financial information provided to the CODM in the Supplemental Materials is at the consolidated level, not the individual operating segment level. As a result, the Company concluded that the PES, UCS-ED and UCS-Telecom operating segments should be combined in one category called “All Other Operations”, in accordance with ASC 280-10-50-15, as opposed to separately disclosed as individual reportable segments for financial reporting purposes.

Below is our response to the second part of the Staff’s comment: In order for us to more fully understand your analysis, please provide us with copies of the reports provided for your chief operating decision maker at September 30, 2012. These reports should reflect actual results and be at the lowest level of detail provided to the CODM.

As noted above, we have sent the Supplemental Materials to the Staff in response to the above comment.

Reports that have been either directly provided to the CODM or made available to the CODM during a meeting in his capacity as CEO and in his role as CODM at September 30, 2012 are as follows:

•

Tab 1 of the Supplemental Materials contains the September 30, 2012 “Monthly CODM Reporting Package.” The Monthly CODM Reporting Package is provided to the Company’s CODM and represents actual financial results presented to the CODM. Pages 9 through 20 provide detailed operating and financial information for Construction, PES, UCS-ED and UCS-Telecom for the three months ended September 30, 2012. The final version of the first quarter Monthly CODM Reporting Package was provided to the CODM on November 27, 2012. This is the primary source of financial information that is regularly reviewed by the CODM for decision making and resource allocation.

•

Tab 2 of the Supplemental Materials contains the September 30, 2012 “Budget to Actual Reporting Package.” On a quarterly basis, the Company conducts a “budget to actual” review of the budget to actual reporting package with each of the divisions (i.e., division presidents and other personnel as warranted) and with each of the Company’s administrative leaders (i.e., information systems, human resources, accounting). The meeting is led by the Company’s EVP-Operations, with assistance provided by the Company’s Executive Vice President and Chief Financial Officer (“EVP-CFO”) and the Company’s Financial Planning and Analysis (“FPA”) Group. The CODM attended the introduction and first part of the September 30, 2012 budget to actual review which was held on October 23, 2012.

Confidential Treatment Requested by Pike Electric Corporation (PEC-02)

[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. § 200.83)

January 11, 2013

While the CODM had access to certain financial information at the divisional level during the first fiscal quarter, this information was provided for informational purposes and the primary information used by the CODM for decision making and resource allocations was at the operating segment level.

As a result of the Company’s new reporting structure, the Company revised its “budget to actual” review process in October 2012 taking effect in the second fiscal quarter. Two separate sessions of the “budget to actual” meeting will be held on January 22, 2013. During Session 1, the EVP-Operations will continue to reside over the meeting with the Construction division presidents and other Company personnel to execute the tasks outlined above with continued assistance provided by the EVP-CFO and the Company’s FPA Group. The reporting will closely mirror what is provided in the Tab 3, except that it will exclude PES, UCS-ED and UCS-Telecom information. During Session 2, the EVP-Operations and the EVP-CFO will provide the Company’s CODM with: (a) an overview of actual results for the consolidated Construction segment (not by division) and the All Other Operations (which will include UCS-Telecom, UCS-ED and PES) segment compared to their budgeted results; (b) a reforecast of the anticipated results for the segments going forward; (c) consolidated budget to actual information; and (d) a consolidated forecast for the fiscal year as well as other administrative matters as warranted. This information will be provided to the CODM at a level required by the CODM to execute the strategic planning necessary to integrate the combined UCS/PES entity.

Summarized information that is presented to the Company’s Board of Directors and is available to the CODM in his capacity as chairman of the BOD at September 30, 2012 is as follows:

•	Tab 3 of the Supplemental Materials contains the September 30, 2012 “Financial Update” for the Pike Electric Corporation BOD (“PEC BOD”).

•

The PEC BOD has requested that the Company provide them with consolidated comparisons of “budget to actual” results as well as consolidated forecast on a quarterly basis (this information has historically not disclosed any divisional information). This was also done for the presentation to the PEC BOD at its meeting on November 1, 2012, with respect to the Company’s first quarter of fiscal 2013. The “budget to actual” results and forecast will be presented for the Construction and All Other Operations (which will include UCS-Telecom, UCS-ED and PES) segments at the Company’s BOD’s meeting on January 30, 2013.

•

The package also contains the September 30, 2012 Management Incentive Plan (the “Plan”) performance status. The Plan’s performance metrics include divisional operating income information, safety incident rates and personal goals, which the CODM and Company BOD’s Compensation Committee review at the Committee’s quarterly meeting. The status review of the Plan as of September 30, 2012 was made available to the Company’s BOD on October 26, 2012 and discussed at the Compensation Committee’s meeting on October 31, 2012.

January 11, 2013

•

The Company’s BOD package contains the September 30, 2012 “Acquisition Look Back.” The CODM and the Company’s BOD have historically reviewed the aggregated results (with no reference to individual entities) of the entity’s acquired by the Company within an 18 to 24 month window on a quarterly basis, depending on the size/scope of the acquisition to determine whether the acquisitions met expectations that were originally anticipated at the point of acquisition (i.e., a look-back evaluation). The look-back evaluation of the aggregated information is for a finite period of time after the date of an entity’s acquisition and is not used as a basis for resource allocation/re-allocation or other operational decisions. The September 2012 acquisition look back was made available to the Company’s BOD on October 26, 2012 and discussed at the Company’s BOD meeting on November 1, 2012.

Below is our response to the third part of the Staff’s comment: In addition, please tell us if and how you have redefined your reporting units.

As a result of the UCS acquisition on July 2, 2012, the Company determined that the UCS-ED and UCS-Telecom operating segments will be evaluated as separate reporting units in accordance with ASC 350-20-35 for goodwill impairment analysis annually on the first day of our fourth fiscal quarter or more frequently if events or circumstances indicate impairment may exist. These two reporting units will be in addition to the three reporting units that have been historically evaluated by the Company (please refer to “Goodwill and Other Intangible Assets” in Footnote 2 “Summary of Significant Accounting Policies” on page 55 of our June 30, 2012 Form 10-K for reference to the reporting). In the prior fiscal year, the three reporting units that have been historically evaluated by the Company had significant headroom as a result of our fiscal 2012 goodwill impairment analysis of 13%, 35% and 31%. The change in our reportable segments did not impact the reporting units analyzed in the prior fiscal year.

*            *             *

January 11, 2013

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•

comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (336) 719-4237 with any questions you may have regarding this letter.

Very truly yours,

/s/ Anthony K. Slater

Anthony K. Slater
Executive Vice President & Chief Financial Officer

cc:	Tricia Armelin

Anne McConnell

Ernst & Young LLP

Moore & Van Allen PLLC